UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13896

ELAN CORPORATION, PLC

(Exact Name of Registrant as Specified in Its Charter)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

011-353-1-709-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

American Depositary Shares (ADSs) representing Ordinary Shares, par value €0.05 each (Ordinary Shares)

Ordinary Shares

(Title of Each Class of Securities Covered by This Form)

None

(Titles of All Other Classes of Securities for which a Duty to File Reports under Section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

ADSs: None

Ordinary Shares: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Elan Corporation, plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ELAN CORPORATION, PLC

By:	/s/ Willian F. Daniel
Name:	William F. Daniel
Title:	Director

Dated:	December 30, 2013